Sticker to Prospectus

The Prospectus for ICON Leasing Fund Eleven, LLC consists of this sticker, the Prospectus which is dated July 3, 2006, by Supplement No. 1, dated August 28, 2006; Supplement No. 2, dated November 27, 2006; and Supplement No. 3, dated April 18, 2007. Supplement No. 3 contains information related to the current status of the offering and updates certain financial information in the Prospectus.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-133730

ICON LEASING FUND ELEVEN, LLC

SUPPLEMENT NO. 3
DATED April 18, 2007

TO PROSPECTUS DATED
JULY 3, 2006

Summary

We are providing you with this Supplement No. 3 dated April 18, 2007 to update the Prospectus dated July 3, 2006, as amended by Supplement No. 1, dated August 28, 2006, and Supplement No. 2, dated November 27, 2006. The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Eleven, LLC (“Fund Eleven”) Prospectus, as amended by Supplement No. 1 and Supplement No. 2. This Supplement No. 3 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1 and Supplement No. 2.

The primary purposes of this Supplement No. 3 are to:

•	Describe the current status of the offering;
•	Provide information about a special distribution declared and paid by Fund Eleven;
•	Update certain information regarding the management of ICON Capital Corp.; and
•	Update certain financial information of Fund Eleven to December 31, 2006.

Current Status of the Offering

At April 1, 2007, 350,131.073 shares of membership interests have been sold to 8,241 members, and those members had contributed capital of $350,131,073 to Fund Eleven.

Our Compensation

Through April 1, 2007, Fund Eleven paid and accrued the following costs in connection with its offering of membership interests: sales commissions to third parties in the amount of $27,935,819, underwriting fees to affiliated parties in the amount of $6,987,053 and organizational and offering fees to affiliated parties in the amount of $6,740,290. These fees are described on pages 27 and 28 of the Prospectus.

Special Distribution

On April 6, 2007, Fund Eleven made a one-time, special distribution of approximately $5.77 million to members who held member shares as of December 31, 2006 (the “Special Distribution”). The manager of Fund Eleven determined that Fund Eleven should make the Special Distribution because of the amount of taxable income earned in excess of distributable income generated by Fund Eleven in 2006, which is not typical in the early years of a fund based on the manager’s experience with respect to the other equipment leasing funds that it has sponsored. The Special Distribution will be made to each member based on such member’s pro rata portion of the total amount of distributions that members were entitled to receive in 2006.

The disclosure under the heading “Relationships with Some of Our Affiliates” on page 42 of Fund Eleven’s prospectus, dated July 3, 2006, as supplemented, is hereby replaced in its entirety by the following:

RELATIONSHIPS WITH SOME OF OUR AFFILIATES

The following diagram shows our relationship to some of our affiliates. The solid lines indicate ownership and the dashed lines indicate contractual relationships. All of the entities shown below are corporations except as otherwise indicated.

The disclosure under the heading “Management” on pages 42-43 of Fund Eleven’s prospectus, dated July 3, 2006, as supplemented, is hereby replaced in its entirety by the following:

MANAGEMENT

The Manager

We (ICON Capital Corp.) are a Connecticut corporation formed in 1985. Our principal office is located at 100 Fifth Avenue, 4th Floor, New York, New York 10011 and the telephone number is (212) 418-4700. Our executive officers, listed below, have extensive experience in selecting, acquiring, leasing, financing, managing and remarketing (re-leasing and selling) equipment.

All services relating to the day-to-day management of equipment and acquiring of leases and will be performed by us or under our direction. These services include collecting payments due from the lessees, remarketing equipment which is off-lease, inspecting equipment, being a liaison with lessees, supervising equipment maintenance, and monitoring performance by the lessees of their obligations, including payment of rent and all operating expenses.

Our officers and directors are:

Name	Age	Position
Beaufort J.B. Clarke	60	Chairman, Chief Executive Officer and Director
Thomas W. Martin	52	President, Chief Operating Officer and Director
Michael A. Reisner	36	Executive Vice President and Chief Financial Officer
Mark Gatto	34	Executive Vice President-Business Development
Patricia Palmer	43	Executive Vice President
Richard L. Specker	52	Senior Managing Director
Joel S. Kress	34	Senior Vice President and General Counsel
David J. Verlizzo	34	Vice President and Deputy General Counsel
Anthony J. Branca	38	Senior Vice President-Accounting and Finance
Craig A. Jackson	48	Vice President-Remarketing and Portfolio Management

Beaufort J. B. Clarke has been our Chairman, Chief Executive Officer and a Director since August 1996. He was President from August of 1996 until December 31, 1998. Prior to his present positions, Mr. Clarke was founder, President and Chief Executive Officer of Griffin Equity Partners, Inc. (a purchaser of equipment leasing portfolios) from October 1993 through August 1996. Prior to that, Mr. Clarke was President of Gemini Financial Holdings, Inc. (an equipment leasing company) from June 1990 through September 1993. Previously, Mr. Clarke was a Vice President of AT&T Systems Leasing. Mr. Clarke formerly was an attorney with Shearman and Sterling LLP. Mr. Clarke received a B.A. degree from the George Washington University and a J.D. degree from the University of South Carolina. Mr. Clarke has been in the equipment leasing business, as a business person and lawyer, since 1979.

Thomas W. Martin has been our President since February 2007, Chief Operating Officer since February 2006, has been a Director (and Director, President and Treasurer of ICON Securities Corp. as well) since August 1996, and was Chief Financial Officer from May 2003 through January 2007. Mr. Martin was the Executive Vice President, Chief Financial Officer and a co-founder of Griffin Equity Partners, Inc. from October 1993 to August 1996. Prior to that, Mr. Martin was Senior Vice President of Gemini Financial Holdings, Inc. from April 1992 to October 1993 and he held the position of Vice President at Chancellor Corporation (an equipment leasing company) for 7 years. Mr. Martin has a B.S. degree from University of New Hampshire. Mr. Martin has been in the equipment leasing business since 1983.

Michael A. Reisner has been Executive Vice President and Chief Financial Officer since January 2007 and was Executive Vice President-Acquisitions from February 2006 through January 2007. Mr. Reisner was Senior Vice President and General Counsel from January 2004 through January 2006. Mr. Reisner was Vice President and Associate General Counsel from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney with Brodsky Altman & McMahon, LLP in New York, concentrating on commercial transactions. Mr. Reisner received a J.D. from New York Law School and a B.A. from the University of Vermont.

Mark Gatto has been our Executive Vice President-Business Development since February 2006. Mr. Gatto is responsible for business and corporate development, including the acquisition of equipment subject to lease. Before serving as Associate General Counsel from November 1999 through October 2000, Mr. Gatto was an attorney with Cella & Goldstein in New Jersey, concentrating on commercial transactions and general litigation matters. From November 2000 to June 2003, Mr. Gatto was Director of Player Licensing for the Topps Company and, in July 2003, he co-founded a specialty business consulting firm in New York City and served as its managing partner before re-joining our Manager in April 2005. Mr. Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Patricia Palmer has been our Executive Vice President (and Executive Vice President of ICON Securities Corp. as well) since February 2007, has been a Director of ICON Securities Corp. since December 2002, and was Senior Vice President (and Senior Vice President of ICON Securities Corp. as well) from July 2002 through February 2007. Ms. Palmer, who joined our Manager in December 1996, is responsible for our Manager’s product development, hiring and training, and the coordination of ICON Securities Corp.’s national sales and marketing efforts. Prior to joining our Manager, Ms. Palmer was a Regional Marketing Director at PLM Securities Corp. and a Product Manager at Phoenix Leasing, Inc. Ms. Palmer received a B.A. from the University of California, Berkeley. Ms. Palmer has more than 18 years of experience in the securities and equipment leasing industries.

Richard L. Specker has been our Senior Managing Director since April 2006 and was a consultant to our Manager from September 2005 through April 2006. Mr. Specker is responsible for certain portfolio strategy and management functions, including arranging and managing portfolio lease asset restructurings, lease debt refinancing transactions and strategic asset sales. Mr. Specker has over 25 years of experience in asset-based finance and leasing, including as President of the Global Lease Finance Division of Fleet Capital Leasing and as Senior Vice President and Manager of the Structured Lease Finance Group at NationsBanc Leasing Corporation. Mr. Specker received a M.B.A. from the University of North Carolina at Chapel Hill and a B.A. from Duke University. Mr. Specker is a former member of the Board of Directors of the Equipment Leasing and Finance Association.

Joel S. Kress has been our Senior Vice President and General Counsel since February 2006. Mr. Kress was Vice President and Associate General Counsel from August 2005 until January 2006. Previously, from 2001 to 2005, Mr. Kress was an attorney with Fried, Frank, Harris, Shriver & Jacobson LLP in New York and London, England, concentrating on mergers and acquisitions, corporate finance and financing transactions (including debt and equity issuances) and private equity investments. Mr. Kress received a J.D. from Boston University School of Law and a B.A. from Connecticut College.

David J. Verlizzo has been our Vice President and Deputy General Counsel since February 2006. Mr. Verlizzo was Assistant Vice President and Associate General Counsel from May 2005 until January 2006. Previously, from 2001 to 2005, Mr. Verlizzo was an attorney with Cohen Tauber Spievack & Wagner LLP in New York, concentrating on public and private securities offerings, securities law compliance and corporate and commercial transactions. Mr. Verlizzo received a J.D. from Hofstra University School of Law and a B.S. from The University of Scranton.

Anthony J. Branca has been our Senior Vice President-Accounting and Finance since April 2007. Mr. Branca was Senior Vice President- Finance from January 2007 until April 2007. Mr. Branca was Director of Corporate Reporting & Analysis for The Nielsen Company (formerly VNU) from May 2005 until January 2007, and held various other management positions with The Nielsen Company from July 1997 through May 2005. Previously, from 1994 through 1997, Mr. Branca was employed as a senior accountant at Fortune Brands and started his career as an auditor with KPMG Peat Marwick in 1991. Mr. Branca received a B.B.A. from Pace University.

Craig A. Jackson has been our Vice President-Remarketing and Portfolio Management since February 2006. Previously, from October 2001 to 2006, Mr. Jackson was president and founder of Remarketing Services, Inc., a transportation equipment remarketing company. Prior to 2001, Mr. Jackson served as Vice President of Remarketing and Vice President of Operations for Chancellor Fleet Corporation (an equipment leasing company). Mr. Jackson received a B.A. from Wilkes University.

Certain Financial Information of ICON Leasing Fund Eleven, LLC for the Year Ended December 31, 2006
The Members
ICON Leasing Fund Eleven, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of ICON Leasing Fund Eleven, LLC (a Delaware limited liability company) and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2006 and the period from May 6, 2005 (commencement of operations) through December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON Leasing Fund Eleven, LLC and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006 and the period from May 6, 2005 (commencement of operations) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hays & Company LLP

April 2, 2007
New York, New York

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Consolidated Balance Sheets
December 31,

ASSETS

	2006	2005
Cash and cash equivalents	$61,200,675	$71,449,920

Investments in finance leases:
Minimum rents receivable	100,400,811	-
Estimated unguaranteed residual values	5,834,948	-
Initial direct costs, net	3,961,687	-
Unearned income	(15,302,719)	-

Net investments in finance leases	94,894,727	-

Investments in operating leases:
Equipment, at cost	384,171,594	-
Accumulated depeciation	(47,105,223)	-

Net investments in operating leases	337,066,371	-

Investments in joint ventures	11,805,734	16,084,960
Equipment held for sale or lease	2,678,117	-
Rents receivable (net of allowance
for doubtful accounts of $70,015)	3,098,973	-
Mortgage notes receivable	12,932,924	-
Restricted cash	1,241,326	909,185
Deferred income taxes	2,554,454	-
Other assets, net	3,368,250	3,257,636

Total assets	$530,841,551	$91,701,701

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	2006	2005
Notes payable - non-recourse	$260,926,942	$-
Accounts payable and other liabilities	4,269,661	844,058
Deferred rental income	8,404,745	-
Leasing payables and other lease liabilities	12,881,369	-
Income taxes payable	2,634,727	-
Due to Manager and affiliates, net	515,119	602,377
Minority interest	8,312,503	-

Total liabilities	297,945,066	1,446,435

Commitments and contingencies

Members' equity:
Manager (one share outstanding, $1,000 per share original
issue price)	(243,580)	(28,876)
Additional Members (292,164 and 107,099 shares outstanding,
$1,000 per share original issue price)	232,868,044	90,318,028
Accumulated other comprehensive income (loss)	272,021	(33,886)

Total members' equity	232,896,485	90,255,266

Total liabilities and members' equity	$530,841,551	$91,701,701

See accompanying notes to consolidated financial statements.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Consolidated Statements of Operations

		For the Period
		from May 6, 2005
		(Commencement of
	Year Ended	Operations) through
	December 31,	December 31,
	2006	2005
Revenue:
Rental income	$64,060,212	$-
Finance income	3,707,855	-
Income from investments in joint ventures	337,798	-
Net gain on sales of new equipment (net of cost of
sales of $12,705,512)	686,390	-
Net gain on sales of leased equipment	696,753	-
Interest and other income	2,408,038	761,758

Total revenue	71,897,046	761,758

Expenses:
Impairment loss	446,301	-
Depreciation and amortization	53,045,738	6,201
Interest	11,194,163	-
Management fees - Manager	4,076,873	-
Administrative expense reimbursements -
Manager and affiliate	5,877,044	1,082,658
General and administrative	1,087,720	77,100
Bad debt expense	70,015	-
Minority interest	795,798	-

Total expenses	76,593,652	1,165,959

Net loss	$(4,696,606)	$(404,201)

Net loss allocable to:
Additional Members	$(4,649,640)	$(400,159)
Manager	(46,966)	(4,042)

	$(4,696,606)	$(404,201)

Weighted average number of additional
member shares outstanding	197,957	58,665

Net loss per weighted average
additional member share outstanding	$(23.49)	$(6.82)

See accompanying notes to consolidated financial statements.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Consolidated Statement of Changes in Members' Equity
Period from May 6, 2005 (Commencement of Operations) through December 31, 2006

				Accumulated
	Additional			Other
	Member	Additional	Managing	Comprehensive
	Shares	Members	Member	(Loss) Income	Total
Balance, May 6, 2005	1	$1,000	$1,000	$-	$2,000

Proceeds from issuance of additional
members shares	107,099	107,098,773	-	-	107,098,773
Sales and offering expenses	-	(13,824,474)	-	-	(13,824,474)
Refund of initial member share	(1)	(1,000)	-	-	(1,000)
Cash distributions to members	-	(2,556,112)	(25,834)	-	(2,581,946)
Foreign exchange translation adjustments
in investee	-	-	-	(33,886)	(33,886)
Net loss	-	(400,159)	(4,042)	-	(404,201)

Balance, December 31, 2005	107,099	90,318,028	(28,876)	(33,886)	90,255,266

Proceeds from issuance of additional
members shares	185,118	185,118,088	-	-	185,118,088
Sales and offering expenses	-	(21,276,702)	-	-	(21,276,702)
Additional member shares redeemed	(53)	(41,454)	-	-	(41,454)
Cash distributions paid or accrued
to members	-	(16,600,276)	(167,738)	-	(16,768,014)
Change in valuation of interest rate
swap contracts	-	-	-	(928,750)	(928,750)
Change in valuation of warrants
held by joint venture	-	-	-	538,072	538,072
Foreign exchange translation adjustments	-	-	-	696,585	696,585
Net loss	-	(4,649,640)	(46,966)	-	(4,696,606)

Balance, December 31, 2006	292,164	$232,868,044	$(243,580)	$272,021	$232,896,485

 See accompanying notes to consolidated financial statements.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Consolidated Statements of Cash Flows

		For the Period
		from May 6, 2005
		(Commencement of
	Year Ended	Operations) through
	December 31,	December 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(4,696,606)	$(404,201)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Rental income paid directly to lenders by lessees	(3,252,755)	-
Finance income	(3,707,855)	-
Income from investments in joint ventures	(337,798)	-
Net gain on sales of new and leased equipment	(1,383,143)	-
Impairment loss	446,301	-
Depreciation and amortization	53,045,738	6,201
Interest expense paid directly to lenders by lessees	561,959	-
Bad debt expense	70,015	-
Change in fair value of interest rate swap contract	1,203,273	-
Minority interest	795,798	-
Deferred tax provision	(2,631,794)
Changes in operating assets and liabilities:
Collection of principal - non-financed receivables	17,003,190	-
Rents receivable	2,250,842	-
Other assets, net	(1,553,401)	-
Payables, deferred rental income and other liabilities	12,085,085	8,417
Due to Manager and affiliates, net	(373,267)	552,682

Net cash provided by operating activities	69,525,582	163,099

Cash flows from investing activities:
Investments in leased assets, net of cash received	(216,601,205)	-
Proceeds from sales of equipment	19,404,013	-
Investment in mortgage notes receivable, net	(13,501,721)	-
Proceeds from mortgage notes receivable	568,797
Restricted cash deposits paid	(332,141)	-
Investments in joint ventures, net of cash acquired	(6,439,258)	(16,091,346)
Distributions received from joint ventures	459,519	-
Other assets	(1,103,891)	(2,424,491)

Net cash used in investing activities	(217,545,887)	(18,515,837)

Cash flows from financing activities:
Proceeds from notes payable - non-recourse	48,205,505	-
Repayments of notes payable - non-recourse	(53,805,671)	-
Issuance of additional member shares, net of sales and offering expenses paid	163,841,386	93,329,994
Redemption of additional member shares	(41,454)	-
Additional member refunds	-	(1,000)
Financing costs paid	(492,593)	(37,205)
Increase in restricted cash	-	(909,185)
Due to Manager and affiliates, net	44,941	-
Cash distributions to members	(16,768,014)	(2,581,946)
Distributions to minority interest holders	(2,225,979)	-

Net cash provided by financing activities	138,758,121	89,800,658

Effects of exchange rates on cash and cash equivalents	(987,061)	-

Net (decrease) increase in cash and cash equivalents	(10,249,245)	71,447,920
Cash and cash equivalents, beginning of the period	71,449,920	2,000

Cash and cash equivalents, end of the period	$61,200,675	$71,449,920

See accompanying notes to consolidated financial statements.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Consolidated Statements of Cash Flows
(Unaudited)

		For the Period
		from May 6, 2005
		(Commencement of
	Year Ended	Operations) through
	December 31,	December 31,
	2006	2005

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$10,632,204	$-

Supplemental disclosure of non-cash investing and financing activities:
Non-cash portion of equipment purchased with non-recourse debt	$271,698,228	$-

Principal and interest on non-recourse notes payable
paid directly to lenders by lessees	$5,398,372	$-

Transfer from other assets to investments in leased assets	$2,828,287	$-

Transfer from investments in joint ventures to investments in leased assets	$7,695,494	$-

See accompanying notes to consolidated financial statements.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(1) Organization

ICON Leasing Fund Eleven, LLC (the “LLC”) was formed on December 2, 2004 as a Delaware limited liability company. The LLC is engaged in one business segment, the business of purchasing equipment and leasing it to third-party end users, acquiring equipment subject to lease and, to a lesser extent, acquiring ownership rights to items of leased equipment at lease expiration. From time-to-time, the LLC also purchases new equipment and sells it to its leasing customers. The LLC will continue until December 31, 2024, unless terminated sooner.

The principal objective of the LLC is to obtain the maximum economic return from its investments for the benefit of its members. To achieve this objective, the LLC: (i) acquires a diversified portfolio of leases and financing transactions; (ii) makes monthly cash distributions to its members commencing with each member's admission to the LLC, continuing through the operating period; (iii) re-invests substantially all undistributed cash from operations and cash from sales of equipment and financing transactions during the operating period; and (iv) will dispose of the LLC's investments and distribute the excess cash from sales of such investments to its members after the end of the operating period, which is the liquidation period.

The Manager of the LLC is ICON Capital Corp. (the “Manager”), a Connecticut corporation. The Manager manages and controls the business affairs of the LLC, including, but not limited to, the equipment leases and financing transactions, under the terms of the Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) with the LLC. Additionally, the Manager has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the LLC.

The LLC is currently in its offering period, which began in April 2005 and is anticipated to end during April 2007. The initial capitalization of the LLC of $2,000 was contributed on December 17, 2004, which consisted of $1,000 from the Manager and $1,000 from an officer of the Manager. The LLC subsequently redeemed the $1,000 for the single member share previously issued to the officer of the Manager.

The LLC originally intended to offer up to $200,000,000 of equity to its members. On March 8, 2006, the LLC commenced a consent solicitation of its members to amend and restate the previous limited liability company agreement in order to increase the maximum offering amount from $200,000,000 to up to $375,000,000. The consent solicitation was completed on April 21, 2006 with the requisite consents received from its members, and the LLC executed the LLC Agreement. The LLC filed a new registration statement (the “New Registration Statement”) for up to an additional $175,000,000 of member shares with the Securities and Exchange Commission (the “SEC”) on May 2, 2006. The New Registration Statement was declared effective by the SEC on July 3, 2006 and the LLC commenced the offering of the additional 175,000 member shares thereafter.

The LLC had its initial closing on May 6, 2005 (“Commencement of Operations”) with the initial sale of member shares. Through December 31, 2005, the LLC sold 107,099 member shares, representing $107,098,773 of capital contributions. From January 1, 2006 through December 31, 2006, the LLC sold an additional 185,118 member shares, representing $185,118,088 of capital contributions. Through December 31, 2006, the LLC redeemed 53 additional member shares, leaving 292,164 additional member shares outstanding at December 31, 2006. Beginning with the Commencement of Operations, the LLC has been paying sales commissions incurred to third parties and various fees to the Manager and ICON Securities Corp. (“ICON Securities”), a wholly-owned subsidiary of the Manager. These sales commissions and fees paid to the Manager and its affiliate are recorded as a reduction to the LLC’s equity. Through December 31, 2006, the LLC had paid and accrued $23,373,587 of sales commissions to third parties, $5,883,252 of organizational and offering expenses to its Manager, and $5,844,337 of underwriting fees to ICON Securities.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005
(1) Organization - continued

Members’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the additional members and 1% to the Manager until each additional member has received cash distributions and liquidation proceeds sufficient to reduce their adjusted capital contribution account to zero and received, in addition, other distributions and allocations which would provide an 8% per year cumulative return on their outstanding adjusted capital contribution account. After such time, distributions will be allocated 90% to the additional members and 10% to the Manager.

(2) Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of the LLC and its majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The LLC accounts for its noncontrolling interests in joint ventures where the LLC has influence on financial and operational matters, generally greater than 5% and less than 50% ownership interest, under the equity method of accounting. In such cases, the LLC's original investments are recorded at cost and adjusted for its share of earnings, losses and distributions. The LLC accounts for investments in joint ventures where the LLC has virtually no influence over financial and operational matters using the cost method of accounting. In such cases, the LLC's original investments are recorded at cost and distributions are recorded as revenue. All of the LLC's investments in joint ventures are subject to its impairment review policies.

In joint ventures where the LLC’s interest is majority owned, the financial condition and results of operations of the joint venture are consolidated. Minority interest represents the minority owner’s proportionate share of its equity in the joint venture. The minority interest is adjusted for the minority owner’s share of the earnings, losses and distributions of the joint venture.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less when purchased.

Restricted Cash

Restricted cash is cash that is committed for a particular purpose and not available for the operations of the LLC.

Concentration of Credit Risk

Concentrations of credit risk with respect to lessees are dispersed across different industry segments within the United States of America and throughout the world; accordingly, the LLC is exposed to business and economic risk. Although the LLC does not currently foresee a concentrated credit risk associated with these customers, lease payments are dependent upon the financial stability of the segments in which they operate.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(2) Summary of Significant Accounting Policies - continued

Allowance for Doubtful Accounts

When evaluating the adequacy of the allowance for doubtful accounts, the LLC will estimate uncollectibility of receivables by analyzing lessee concentrations, creditworthiness and current economic trends. The LLC records an allowance for doubtful accounts when the analysis indicates that the probability of full collection is unlikely.

Investment in Operating Leases

Investments in operating leases are stated at cost less accumulated depreciation. Depreciation is being provided for using the straight-line method over the term of the related equipment lease to its estimated residual value at lease end. Upon the final disposition of the equipment, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the consolidated statement of operations. Revenues from operating leases are recognized on a straight line basis over the lives of the related leases.

Asset Impairments

The LLC's asset portfolio is periodically reviewed, at least annually, to determine whether events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. If there is an indication of impairment, the LLC estimates the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If an impairment is determined to exist, an impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

The events or changes in circumstances which generally indicate that an asset may be impaired are (i) the estimated fair value of the underlying equipment is less than its carrying value or (ii) the lessee is experiencing financial difficulties and it does not appear likely that the estimated proceeds from the disposition of the asset will be sufficient to satisfy the residual position in the asset and, if applicable, the remaining obligation to the non-recourse lender. Generally in the latter situation, the residual position relates to equipment subject to third party non-recourse notes payable where the lessee remits their rental payments directly to the lender and the LLC does not recover its residual position until the non-recourse note payable is repaid in full.

Equipment Held for Sale or Lease

Equipment held for sale or lease includes equipment recently purchased on behalf of a lessee for whom the lease term has not yet commenced, as well as equipment previously leased to end users which has been returned to the LLC following lease expiration. Equipment held for sale or lease is recorded at the lower of cost or estimated fair value, less anticipated costs to sell.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(2) Summary of Significant Accounting Policies - continued

Revenue Recognition

The LLC leases equipment to third parties, which may be classified as either a finance lease or an operating lease, which is determined based upon the terms of each lease. Initial direct costs are capitalized and amortized over the term of the related lease for a finance lease. For an operating lease, the initial direct costs are included as a component of the cost of the equipment and depreciated.

For finance leases, the LLC records, at lease inception, the total minimum lease payments receivable from the lessee, the estimated unguaranteed residual value of the equipment at lease termination, the initial direct costs related to the lease and the related unearned income. Unearned income represents the difference between the sum of the minimum lease payments receivable plus the estimated unguaranteed residual value minus the cost of the leased equipment. Unearned income is recognized as finance income over the term of the lease using the effective interest rate method.

For operating leases, rental income is recognized on a straight line basis over the lease term. Billed and uncollected operating lease receivables are included in rents receivable. Deferred income is the difference between the timing of the cash payments and the income recognized on a straight line basis.

The LLC sells new equipment to its existing lessees and recognizes revenue on sales when it is realized or realizable and earned. The LLC considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Foreign Currency Translation

Assets and liabilities of operations having non-United States dollar functional currencies are translated at year-end exchange rates. Contributed capital accounts are translated at the historical exchange rate when the capital was contributed or distributed. Revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments, if material, are recorded as a separate component of accumulated other comprehensive income or loss.

Derivative Financial Instruments

When possible, the LLC uses derivative financial instruments to mitigate the variable cash flows associated with the LLC’s variable debt. All derivatives are recognized on the balance sheet at fair value. Certain derivatives, at inception, are designated as hedges and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as either (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge), or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). The LLC has both fair value and cash flow hedges at December 31, 2006.

The gains or losses on these instruments are reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. Cash flows from cash flow hedges are classified in the same line item as the cash flows from the items being hedged.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(2) Summary of Significant Accounting Policies - continued

The LLC formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When possible, the LLC manages its exposure to interest rate risk by obtaining fixed rate debt. The fixed rate debt is structured so as to match the cash flows required to service the debt to the payment streams under fixed rate lease receivables. The LLC may finance leases with a variable interest rate on debt instruments and it is therefore exposed to interest rate risk until fixed rate financing is arranged. To hedge its variable interest rate risk, the LLC may enter into interest rate swap contracts that will effectively convert the underlying variable interest rates to a fixed interest rate. Statement of Financial Accounting Standards (“SFAS”) No. 133 (“SFAS No. 133”) requires that derivative financial instruments used for hedging must be specifically matched with the underlying exposures to an outside third party and documented contemporaneously to qualify for hedge accounting treatment.

The LLC carries all derivative financial instruments on the consolidated balance sheet at fair value. The LLC designates derivative financial instruments as either a hedge or a derivative instrument. For hedging instruments, at inception of the transaction, these instruments and their hedging relationship are identified, designated and documented. Once the hedge relationship is established the effective portion of the hedge is recorded on the consolidated balance sheet as a component of members’ equity, accumulated other comprehensive income, while the ineffective portion, if any, is recognized as an expense in the LLC’s consolidated statements of operations. The LLC assesses, both at inception of the transaction and on a quarterly basis, whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items.

For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value are recognized into the LLC’s earnings in the period in which the changes occur or when such instruments are settled.

The LLC assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in the cash flow hedged items.

Share Redemption

The LLC may, at its discretion, redeem shares from a limited number of its additional members, as provided for in its LLC Agreement. The redemption price for any shares approved for redemption is based upon a formula, as provided for in the LLC Agreement. Additional members are required to hold their shares for at least one year before redemptions will be permitted.

Per Share Data

Net loss per share is based upon the weighted average number of additional member shares outstanding during the year.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(2) Summary of Significant Accounting Policies - continued

Income Taxes

The LLC and a majority of its wholly-owned subsidiaries are taxed as a partnership for Federal and state income tax purposes. For these entities, no provision for income taxes has been recorded since the liability for such taxes is that of each of the individual members rather than the LLC. The LLC's income tax returns are subject to examination by the Federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the members.

Certain of the LLC’s wholly-owned foreign subsidiaries are taxed as corporations in their local tax jurisdictions. For these certain entities the LLC uses the liability method of accounting for income taxes as required by SFAS No. 109 "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax assets will not be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates primarily include the determination of allowance for doubtful accounts, the value of unguaranteed residual values, depreciation and amortization and impairment losses. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In April 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Financial Instruments” (“SFAS 155”), an amendment to SFAS 133 and SFAS 140. SFAS 155 addresses what had been characterized as a temporary exemption from the application of the bifurcation requirements of SFAS 133 to beneficial interests in securitized financial assets. The adoption of SFAS 155 did not have any impact on the LLC’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 “Accounting for Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a separate framework for determining fair values of assets and liabilities that are required by other authoritative GAAP pronouncements to be measured at fair value. In addition, SFAS 157 incorporates and clarifies the guidance in FASB Concepts Statement No. 7 regarding the use of present value techniques in measuring fair value. SFAS 157 is effective for financial statements with fiscal years beginning after November 15, 2007. The Manager is currently evaluating the impact of this pronouncement but does not currently believe it will have a material impact on the LLC’s consolidated financial statements.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(2) Summary of Significant Accounting Policies - continued

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 expresses the views of the SEC staff regarding the process of quantifying the materiality of financial misstatements. SAB 108 requires both the balance sheet and income statement approaches be used when quantifying the materiality of misstated amounts. In addition, SAB 108 contains guidance on correcting errors under the dual approach and provides transition guidance for correcting errors existing in prior years. SAB 108 is effective for the fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the LLC’s consolidated financial statements.

The Manager does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

(3) Acquisition of Leasing Portfolio

On March 7, 2006, the LLC acquired substantially the entire equipment leasing portfolio (the “Leasing Portfolio”) of Clearlink Capital Corporation (“Clearlink”), based in Mississauga, Ontario, Canada. At the time of the acquisition, the Leasing Portfolio consisted of approximately 1,100 equipment schedules originated by Clearlink with predominantly large, investment grade quality lessees and was comprised mainly of information technology and technology-related equipment, including personal computers and client/server equipment that perform business-related functions such as database inquiries. This equipment is leased in both the United States of America (approximately 20 separate lessees) and Canada (approximately 90 separate lessees). The Leasing Portfolio had a weighted average remaining lease term of approximately 18 months at the time of acquisition.

The Leasing Portfolio, which was acquired effective as of March 1, 2006, was acquired by the LLC from the Manager and ICON Canada, Inc., an affiliate of the Manager, for approximately $144,591,000, which included a cash payment of approximately $49,361,000 and the assumption of non-recourse debt and other assets and liabilities related to the Leasing Portfolio of approximately $95,230,000. The Manager was paid an acquisition fee of approximately $4,400,000 in connection with this transaction.

The LLC assumed non-recourse debt as part of the Leasing Portfolio acquisition. The non-recourse debt accrues interest at rates ranging from 4.75% per year to 8.05% per year and matures at various dates through January 2012. A significant portion of the Leasing Portfolio is financed with non-recourse debt. The rental payments received from the lessees generally match the repayment terms of the related non-recourse debt and the leased equipment is generally pledged as collateral for the non-recourse debt.

During 2006, the LLC recorded an impairment loss of approximately $446,000 on its operating leases due to recent third party sales transactions that indicated that the fair value of this equipment was less than its book value.

From the date of acquisition through December 31, 2006, the LLC purchased approximately $49,636,000 of new equipment.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(4) Investments in Finance Leases

Teal Jones

On November 8, 2006, through two wholly owned subsidiaries ICON Teal Jones, LLC and ICON Teal Jones, ULC (collectively, "ICON Teal Jones"), the LLC entered into a lease financing arrangement with The Teal Jones Group and Teal Jones Lumber Services, Inc. (collectively, “Teal Jones”) by acquiring from Teal Jones substantially all of the equipment, plant and machinery used by Teal Jones in its lumber processing operations in Canada and the United States. The 84 month lease began on December 1, 2006 and grants Teal Jones the right to end the lease early if certain lump sum payments are made to ICON Teal Jones. The total lease financing amount was approximately $36,000,000.  The LLC paid an acquisition fee to the Manager of approximately $1,063,000 relating to this transaction.

In connection with and as further security for the lease financing arrangement, Teal Cedar Products Ltd., an affiliate of The Teal Jones Group, delivered a secured promissory note to ICON Teal Jones, ULC (the “Note”). The Note is secured by a lien on certain land located in British Columbia, Canada owned by Teal Jones and where substantially all of the equipment is operated. The Note is in the amount of approximately $13,291,000 (CAD $15,000,000 on November 8, 2006), accrues interest at 20.629% per year and matures on December 1, 2013. The Note requires quarterly payments of $568,797 through September 1, 2013. On December 1, 2013, a balloon payment of approximately $18,519,000 is due and payable.

The aggregate collections of mortgage notes receivable, including interest, over the next five years consist of the following at December 31, 2006:

Year Ending
December 31,
2007	$2,275,188
2008	$2,275,188
2009	$2,275,188
2010	$2,275,188
2011	$2,275,188

Leasing Portfolio

As part of the acquisition of the Leasing Portfolio from Clearlink, the LLC acquired approximately $26,141,000 of equipment held for sale or lease. Of this amount, approximately $19,674,000 related to one finance lease which commenced effective April 1, 2006. The LLC is receiving annual rental payments on this finance lease of approximately $2,150,000 (CAD $2,500,000) at December 31, 2006 through August 31, 2015. Additionally, the LLC assumed liabilities related to this finance lease of approximately $12,500,000 (CAD $14,500,000) at December 31, 2006, which is classified as leasing payables in the accompanying consolidated balance sheet. These liabilities will be paid by the LLC in equal monthly installments of approximately $111,000 (CAD $129,000) at December 31, 2006 through August 2015.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(4) Investments in Finance Leases - continued

Non-cancelable annual minimum rents receivable due from the finance leases over the next five years are as follows at December 31, 2006:

Year Ending
December 31,
2007	$29,544,689
2008	$23,396,966
2009	$15,345,916
2010	$9,115,138
2011	$6,948,445

(5) Investments in Operating Leases

Investments in operating leases consist of the following at December 31, 2006:

Containership vessels	$142,500,324
Tanker vessels	115,097,430
Information technology equipment	87,008,840
Telecommunications equipment	35,834,024
Manufacturing equipment	1,620,045
Transportation equipment	1,563,377
Bank machines	288,470
Office equipment	259,084
384,171,594
Less: accumulated depreciation	(47,105,223)

$337,066,371

Containership Vessels

On June 21, 2006, the LLC, through its wholly owned subsidiaries ICON European Container, LLC (“EC I”) and ICON European Container II, LLC (“EC II” and together with EC I, the “ZIM Purchasers”), acquired four container vessels from Old Course Investments LLC (“Old Course”). The M/V Adaman Sea (f/k/a ZIM America) and the M/V ZIM Japan (both owned by EC I) are subject to bareboat charters that expire in November 2010. The M/V ZIM Hong Kong and the M/V ZIM Israel (both owned by EC II) are subject to bareboat charters that expire in January 2011. These vessels (collectively, the “ZIM Vessels”) are subject to bareboat charters with ZIM Integrated Shipping Services Ltd. (“ZIM”).

The purchase price for the ZIM Vessels was approximately $142,500,000, comprised of (i) a cash payment of approximately $35,876,000, (ii) the assumption of approximately $93,325,000 of non-recourse indebtedness under a secured loan agreement with HSH Nordbank AG (the “HSH Loan Agreement”), (iii) the assumption of approximately $12,000,000 of non-recourse indebtedness, secured by a second priority mortgage over the ZIM Vessels in favor of ZIM and (iv) less the acquisition of related assets of approximately $3,273,000. The obligations under the HSH Loan Agreement are secured by a first priority mortgage over the ZIM Vessels (See Note 7). The LLC incurred professional fees of approximately $336,000 and paid to the Manager an acquisition fee of approximately $4,236,000 relating to this transaction. These fees were capitalized as part of the acquisition cost of the ZIM Vessels.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(5) Investments in Operating Leases - continued

The ZIM Vessels are owned by two Norwegian limited partnerships, European Container KS and European Container KS II (collectively, the “KS Companies”). The acquisition of the ZIM Vessels was consummated by the LLC acquiring all of Old Course’s right, title and interest in and to all of the issued and outstanding shares (the “AS Shares”) of two Norwegian limited liability companies, European Container AS and European Container AS II (collectively, the “AS Companies”) and all of Old Course’s and the AS Companies’ right, title and interest in and to all of the issued and outstanding limited partnership interests (the “KS Shares,” and collectively with the AS Shares, the “Shares”) of the KS Companies. The acquisition of the ZIM Vessels has been treated as an asset purchase, which is consistent with industry practices, as the historical operating data for the vessels is not reviewed nor is it material to the LLC’s decision to make such acquisition.

In connection with the acquisition of the ZIM Vessels, a controlling affiliate of Old Course issued a Guaranty for the benefit of the ZIM Purchasers, dated June 21, 2006, guaranteeing the obligations of Old Course under the purchase and sale agreement (the “PSA”) and Old Course and the ZIM Purchasers entered into an Escrow Agreement to secure the indemnification obligations of Old Course under the PSA. Pursuant to the terms and conditions of the Escrow Agreement, the ZIM Purchasers deposited $2,000,000 of the purchase price into escrow (the “Escrow Amount”), of which 50% was released to Old Course because no claims were made prior to the six month anniversary of the closing of the acquisition; the balance will be released on the first anniversary of the closing of the acquisition if no claims are made within such time period.

Tanker Vessels

On June 16, 2006, the LLC, through its wholly owned subsidiaries ICON Doubtless, LLC, ICON Faithful, LLC, ICON Spotless, LLC, and ICON Vanguard, LLC (collectively, the “Companies”), acquired four product carrying vessels named: the M/T Doubtless, the M/T Faithful, the M/T Spotless, and the M/T Vanguard (collectively, the “Tankers”) from subsidiaries of Oceanbulk Maritime, S.A. The Companies acquired the Tankers directly, except for ICON Vanguard, LLC, which acquired the M/T Vanguard through its wholly owned Cypriot subsidiary, Isomar Marine Company Limited (“Isomar” and, together with the Companies, the “Tanker Purchasers”).

The Tankers are subject to bareboat charters with subsidiaries of Top Tankers, Inc. (“Top Tankers”). The bareboat charters expire in February 2011. The purchase price for the Tankers was approximately $115,097,000, comprised of (i) approximately $22,650,000 in cash, (ii) the assumption of approximately $80,000,000 of senior non-recourse debt obligations, (iii) the assumption of approximately $10,000,000 of junior non-recourse debt obligations (See Note 7) and (iv) less approximately $1,222,000 of discounted interest on the junior non-recourse debt obligations. The LLC incurred professional fees of approximately $290,000 and paid to the Manager an acquisition fee of approximately $3,379,000 relating to these transactions. These fees were capitalized as part of the acquisition cost of the Tankers.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(5) Investments in Operating Leases - continued

Information Technology Equipment

On November 17, 2005, the LLC, along with ICON Income Fund Eight A L.P. (“Fund Eight A”) and ICON Income Fund Ten, LLC (“Fund Ten”), both entities managed by the Manager, formed ICON Global Crossing, LLC (“ICON Global Crossing”), with ownership interests of approximately 44%, 12% and 44%, respectively, to purchase state-of-the-art telecommunications equipment from various vendors on lease to Global Crossing Telecommunications, Inc. (“Global Crossing”). On March 31, 2006, the LLC made an additional capital contribution to ICON Global Crossing of approximately $7,734,000, which changed Fund Eight A’s, Fund Ten’s and the LLC’s ownership interests to approximately 8.0%, 30.6% and 61.4%, respectively. Accordingly, the LLC consolidated the balance sheet of ICON Global Crossing at March 31, 2006 and consolidated its results of operations beginning April 1, 2006. The total capital contributions made to ICON Global Crossing as of December 31, 2006 were approximately $25,131,000, of which the LLC’s share was approximately $15,429,000.

During February and March 2006, ICON Global Crossing purchased approximately $22,113,000 of equipment that is subject to a lease with Global Crossing and during April 2006 purchased approximately $3,165,000 of additional equipment that is subject to a lease with Global Crossing (including initial direct costs in the form of legal fees of approximately $157,000). The term of the lease is 48 months, and the lease commenced on April 1, 2006. The LLC paid an acquisition fee to the Manager of approximately $232,000 relating to the additional capital contribution made during March 2006.

On December 29, 2006, the LLC, through its wholly owned subsidiary, ICON Global Crossing III, LLC (“Global Crossing III”), purchased state-of-the-art telecommunications equipment for approximately $9,779,000 in cash. This equipment is subject to a lease with Global Crossing Telecommunications, Inc. and Global Crossing North American Networks, Inc. (collectively, the “Global Crossing Group”). The base lease term of the lease is 48 months, and commenced on January 1, 2007. The LLC paid or accrued an acquisition fee to the Manager of approximately $293,000 relating to this transaction.

Other

During 2006, the LLC entered into various operating leases for its manufacturing, transportation, bank machines and office equipment. The leases range in terms from less than one to five years and expire through July 2011.

Aggregate minimum future rentals receivable from each of the LLC’s non-cancelable leases over the next five years consist of the following at December 31, 2006:

Year Ending
December 31,
2007	$71,438,425
2008	$53,341,374
2009	$42,796,785
2010	$36,209,214
2011	$3,818,342

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(6) Joint Ventures

The three joint ventures described below are not consolidated by the LLC and are accounted for under the equity method.

ICON Global Crossing II

On September 28, 2006, Fund Ten and ICON Income Fund Nine, LLC (“Fund Nine”), an entity also managed by the Manager, formed ICON Global Crossing II LLC ("ICON Global Crossing II"), with original ownership interests of approximately 83% and 17%, respectively. The total capital contributions made to ICON Global Crossing II were approximately $12,044,000, of which Fund Ten’s share was approximately $10,044,000 and Fund Nine’s share was approximately $2,000,000.

On September 28, 2006, ICON Global Crossing II purchased approximately $12,044,000 of state-of-the-art telecommunications equipment that is subject to a 48 month lease with the Global Crossing Group that commenced on November 1, 2006.

On October 31, 2006, the LLC made a capital contribution of approximately $1,841,000 to ICON Global Crossing II. The contribution changed the ownership interests of ICON Global Crossing II for Fund Ten, Fund Nine and the LLC at October 31, 2006 to 72.34%, 14.40% and 13.26%, respectively. The additional contribution was used to purchase state-of-the-art telecommunications equipment subject to a 48 month lease with the Global Crossing Group that commenced on November 1, 2006.

The LLC paid approximately $55,000 in acquisition fees to the Manager, which was capitalized to other assets and is being amortized to operations over the corresponding lease term.

ICON AEROTV LLC

On December 22, 2005, the LLC, along with Fund Ten, formed ICON AEROTV LLC (“ICON AeroTV”) and each contributed approximately $2,776,000 for a 50% interest. During February and March 2006, ICON AeroTV purchased approximately $986,000 of equipment that was leased to AeroTV Ltd. (“AeroTV”) with lease terms that expire between December 31, 2007 and June 30, 2008. On August 3, 2006, ICON AeroTV agreed to purchase approximately $844,000 of additional equipment on lease to AeroTV with a lease term due to expire on June 30, 2008. On August 17, 2006, ICON AeroTV paid approximately $371,000 of the agreed upon purchase price of $844,000 and agreed to pay the remaining $473,000 conditioned upon AeroTV installing the leased equipment. AeroTV is a provider of on board digital audio/visual systems for airlines, rail and coach operators in the United Kingdom. The LLC’s net carrying value of ICON AeroTV was approximately $2,788,000 at December 31, 2006.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(6) Joint Ventures - continued

On February 13, 2007, AeroTV’s customer, the largest scheduled bus line in Europe, terminated its service agreement with AeroTV. Shortly thereafter, AeroTV notified the Manager of its inability to pay certain rent owed to ICON AeroTV and has recently filed for insolvency protection in the United Kingdom. Upon receiving such notifications, the Manager, in consideration for the forgiveness of certain rent, was able to negotiate directly with AeroTV's customer to receive lease payments due to ICON AeroTV through the date of termination of the service agreement between AeroTV and its customer. Certain facts recently came to light that give the Manager serious concerns regarding the propriety of AeroTV's actions during and after the execution of the lease with AeroTV. The Manager is thoroughly reviewing these facts with outside legal counsel to determine if legal action is warranted against AeroTV. The lease was recorded by ICON AeroTV as a finance lease. At December 31, 2006, there were approximately $882,000 of minimum rents receivable over the remaining life of the lease. As a result of being notified by AeroTV’s customer of the termination of its service agreement with AeroTV and AeroTV’s recent filing for insolvency protection in the United Kingdom, ICON AeroTV has recorded a reserve for the remaining minimum rents receivable balance of approximately $664,000, which the Manager now deems uncollectible at December 31, 2006.

ICON EAM, LLC

On November 9, 2005, the LLC, along with Fund Ten, formed ICON EAM, LLC (“ICON EAM") and each contributed approximately $5,618,000 in cash for a 50% interest in ICON EAM with the intention of purchasing industrial gas meters and accompanying data gathering equipment that would be subject to a Master Lease with EAM Assets Ltd. (“EAM”). EAM is a meter asset manager whose business is maintaining industrial gas meters in the United Kingdom. EAM was unable to meet its conditions precedent to the LLC’s obligations to perform under the Master Lease. The Manager attempted to negotiate a resolution with EAM regarding its failure to meet those conditions precedent. Based on the Manager’s further due diligence, it determined it was not in the LLC’s best interest to enter into a work-out situation with EAM at this time. All amounts funded by ICON EAM in anticipation of purchasing the industrial gas meters and accompanying data gathering equipment were deposited into an interest bearing escrow account controlled by ICON EAM's legal counsel. ICON EAM's initial investment and all accrued interest will be returned to the LLC and Fund Ten. The LLC’s net carrying value of ICON EAM is approximately $7,226,000 at December 31, 2006.

On March 13, 2006, in accordance with the lease agreement with EAM, the shareholders of Energy Asset Management plc, the parent company of EAM, approved the issuance of warrants to ICON EAM to acquire 7,403,051 shares of Energy Asset Management plc’s stock. On March 13, 2006, the Manager had estimated the value of the warrants to be zero in part since Energy Asset Management plc was privately held with no current market for its shares. Energy Asset Management plc subsequently completed a reverse-merger with a United Kingdom public company. The warrants are exercisable for five years after issuance and have a strike price of £1.50. ICON EAM has classified these warrants as available for sale securities and any unrealized gains and losses during the period are reflected in other comprehensive income, which is a component of members’ equity of ICON EAM. Realized gains and losses during the year are reflected in the statement of operations. At December 31, 2006, the Manager has determined, based upon the Black-Scholes option pricing model, that the fair value of these warrants is approximately $1,076,000. The assumptions used for the Black-Scholes option pricing model were as follows: strike price £1.50, share price £.66, estimated holding period of two years from March 13, 2006, a volatility of 75%, and a risk free interest rate of 5.0%. The warrants issued to ICON EAM in accordance with the lease are not affected by the developments that occurred with respect to the lease.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(7) Notes Payable - Non-Recourse

Containership Vessels

In connection with the acquisition of the ZIM Vessels (See Note 5), the LLC assumed approximately $93,325,000 of a senior non-recourse debt obligation under the HSH Loan Agreement. Pursuant to the terms of the HSH Loan Agreement, there are two separate portions to the senior non-recourse debt obligation, (i) approximately $43,600,000 was for the acquisition of the M/V ZIM Japan and M/V Adaman Sea (f/k/a ZIM America) and (ii) approximately $49,725,000 was for the acquisition of the M/V ZIM Hong Kong and M/V ZIM Israel. HSH Nordbank AG has a first priority security interest in the ZIM Vessels. The KS Companies are jointly and severally liable for the obligations under the HSH Loan Agreement and the ZIM Vessels are cross-collateralized.

The portion of the senior non-recourse debt obligation relating to the acquisition of the M/V ZIM Japan and M/V Adaman Sea (f/k/a ZIM America) matures on November 18, 2010 and accrues interest at the London Interbank Offered Rate (“LIBOR”) plus 1.25% per year. This portion of the senior non-recourse debt obligation required quarterly principal payments of $1,900,000 through November 2006 and requires quarterly principal payments of $1,800,000 through November 2007 and $1,600,000 through August 2010. On November 12, 2010, a balloon payment of approximately $12,500,000 is due and payable.  The LLC may, at its discretion, make periodic prepayments of the outstanding principal balance without penalty. On August 18, 2006 and November 18, 2006, the LLC paid $900,000 and $200,000, respectively, which was applied against the outstanding principal balance and reduced the balloon payment due on the maturity date.

The portion of the senior non-recourse debt obligation relating to the acquisition of the M/V ZIM Hong Kong and M/V ZIM Israel matures on January 27, 2011 and accrues interest at LIBOR plus 1.25% per year. This portion of the senior non-recourse debt obligation requires quarterly principal payments of $1,950,000 through February 2007, $1,900,000 through February 2008 and $1,775,000 through November 2010. On January 27, 2011, a balloon payment of approximately $14,300,000 is due and payable. The LLC may, at its discretion, make periodic prepayments of the outstanding principal balance without penalty. On August 3, 2006 and November 18, 2006, the LLC paid $75,000 and $600,000, respectively, which was applied against the outstanding principal balance and reduced the balloon payment due on the maturity date.

As part of the acquisition of the ZIM Vessels, the LLC assumed three interest rate swap contracts. These interest rate swap contracts were established in order to fix the variable interest rates on the senior non-recourse debt obligation and minimize the risk for interest rate fluctuations. Two of the interest rate swap contracts hedge the variable interest rate on the $43,600,000 portion of the senior non-recourse debt obligation relating to the acquisition of the M/V ZIM Japan and M/V Adaman Sea (f/k/a ZIM America). These two interest rate swap contracts have notional amounts of $11,250,000 and $36,150,000, respectively, and have fixed interest rates of 5.41% and 5.97% per year, respectively. The third interest rate swap contract hedges the variable interest rate on the $49,725,000 portion of the senior non-recourse debt obligation relating to the acquisition of the M/V ZIM Hong Kong and M/V ZIM Israel. This interest rate swap contract has a notional amount of $55,150,000 and has a fixed interest rate of 5.99% per year. The LLC accounts for these swap contracts as fair value hedges in accordance with SFAS 133, as amended, and recorded the fair value of the swap contracts at June 21, 2006 and recognizes the periodic change in the fair value of the interest rate swap contracts through the statement of operations. The LLC recorded approximately $1,203,000 through the statement of operations for the year ended December 31, 2006. Due to the non-recourse debt prepayments in August and November 2006, a portion of the swap contracts was determined to be ineffective, the amount of which was not material to the consolidated financial statements at December 31, 2006.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(7) Notes Payable - Non-Recourse - continued

In connection with the acquisition of the ZIM Vessels, the LLC also assumed $12,000,000 of junior non-recourse debt obligations payable to ZIM consisting of (i) approximately $5,800,000 relating to the acquisition of the M/V ZIM Japan and M/V Adaman Sea (f/k/a ZIM America) and (ii) approximately $6,200,000 relating to the acquisition of the M/V ZIM Hong Kong and M/V ZIM Israel. The $5,800,000 junior non-recourse debt obligation matures on May 12, 2010, accrues interest at 2.75% per year, requires semi-annual principal payments of approximately $400,000 and requires a balloon payment of approximately $2,600,000 on May 12, 2010. The $6,200,000 junior non-recourse debt obligation matures on July 27, 2010, accrues interest at 2.75% per year, requires semi-annual principal payments of approximately $400,000 and requires a balloon payment of approximately $2,600,000 on July 27, 2010. ZIM has a second priority security interest in the ZIM Vessels as security for the junior non-recourse debt obligations.

At December 31, 2006, the outstanding balance of the senior and junior non-recourse debt obligations for the ZIM Vessels was $95,050,000.

Tanker Vessels

In connection with the acquisition of the Tankers (See Note 5), the Tanker Purchasers entered into a non-recourse senior secured loan agreement (the “Fortis Loan Agreement”) with Fortis Bank NV/SA (“Fortis”) for approximately $80,000,000. Pursuant to the terms of the Fortis Loan Agreement, there were four separate advances: (i) approximately $19,364,000 for the acquisition of the M/T Doubtless, (ii) approximately $19,364,000 for the acquisition of the M/T Spotless, (iii) approximately $20,363,000 for the acquisition of the M/T Faithful, and (iv) approximately $20,909,000 for the acquisition of the M/T Vanguard. The advances are all cross-collateralized, have a maturity date of June 22, 2011 and accrue interest at LIBOR plus 1.125% per year.

The advances for the acquisitions of the M/T Doubtless and the M/T Spotless each require quarterly principal payments of approximately $847,000 through June 19, 2007, approximately $908,000 through June 19, 2008, approximately $968,000 through June 19, 2009, $1,029,000 through June 19, 2010 and $1,089,000 through June 22, 2011. The advance for the acquisition of the M/T Faithful requires quarterly payments of approximately $891,000 through June 19, 2007, approximately $954,000 through June 19, 2008, approximately $1,018,000 through June 22, 2009, approximately $1,082,000 through June 22, 2010 and approximately $1,145,000 through June 22, 2011. The advance for the acquisition of the M/T Vanguard requires quarterly payments of approximately $915,000 through June 19, 2007, approximately $980,000 through June 19, 2008, approximately $1,045,000 through June 19, 2009, approximately $1,111,000 through June 22, 2010 and approximately $1,176,000 through June 22, 2011.

As part of the acquisition of the Tankers, the Tanker Purchasers entered into four interest rate swap contracts. These interest rate swap contracts were established in order to fix the variable interest rate on the senior non-recourse debt obligations with an affiliate of Fortis to minimize the LLC’s risk for interest rate fluctuations. These interest rate swap contracts were effective on September 18, 2006, have an aggregate notional amount of approximately $76,500,000 and will fix the LIBOR interest rate at 5.59% per year. The LLC accounts for these swap contracts as cash flow hedges in accordance with SFAS 133, as amended, and records the interest rate swap contracts at their estimated fair value and recognizes the periodic change in their fair value as other comprehensive income.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(7) Notes Payable - Non-Recourse - continued

In connection with the acquisition of the Tankers, the Tanker Purchasers assumed junior non-recourse debt obligations of approximately $10,000,000 with Top Tankers, consisting of (i) approximately $2,420,000 relating to the acquisition of the M/T Doubtless, (ii) approximately $2,420,000 relating to the acquisition of the M/T Spotless, (iii) approximately $2,550,000 relating to the acquisition of the M/T Faithful and (iv) approximately $2,610,000 relating to the acquisition of the M/T Vanguard. The junior non-recourse debt obligations all mature on March 14, 2011 and do not accrue interest. The LLC has recorded the junior non-recourse debt at its net present value at June 16, 2006, which was approximately $8,778,000, and will impute interest at 2.75% per year, which is the rate of interest on similar junior debt obligations that the LLC holds. Top Tankers has a second priority security interest in the Tankers as security for the junior non-recourse debt obligations. At December 31, 2006, the outstanding balance of the senior and junior non-recourse debt obligations for the Tankers was $81,918,837.

Leasing Portfolio

As discussed in Note 3, in connection with the acquisition of the Leasing Portfolio from Clearlink, the LLC incurred non-recourse debt obligations. In the ordinary course of business, the LLC continually enters into non-recourse debt obligations in order to finance acquisitions to the Leasing Portfolio. At December 31, 2006, the Leasing Portfolio’s non-recourse debt obligations accrue interest at rates ranging from 4.75% to 8.00% per year and mature at various dates through September 2015.

The aggregate maturities of notes payable - non-recourse over the next five years consist of the following at December 31, 2006:

Year Ending
December 31,
2007	$72,946,422
2008	$55,667,516
2009	$40,919,846
2010	$37,512,170
2011	$50,014,318

(8) Comprehensive Loss

Comprehensive loss consists of the following:
		For the Period
		from May 6, 2005
		(Commencement of
	Year Ended	Operations) through
	December 31,	December 31,
	2006	2005
Net loss	$(4,696,606)	$(404,201)

Other comprehensive income (loss):
Change in valuation of interest rate swap contracts	(928,750)	-
Change in valuation of warrants held by joint venture	538,072	-
Foreign currency translation adjustments	696,585	(33,886)

Comprehensive loss	$(4,390,699)	$(438,087)

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(9) Revolving Loan Facility - Recourse

On August 31, 2005, the LLC, together with certain of its affiliates (entities sponsored and organized by the Manager), ICON Income Fund Eight B, L.P. (“Fund Eight B”), Fund Nine, and Fund Ten (collectively, the "Borrowers") entered into a Commercial Loan Agreement (the "Loan Agreement"), with California Bank & Trust (the “Lender”). The Loan Agreement provides for a revolving line of credit of up to $17,000,000 pursuant to a senior secured revolving loan facility (the "Facility") which is secured by certain collateral of the Borrowers not subject to a first priority lien, as defined in the Loan Agreement. Each of the Borrowers is jointly and severally liable for all amounts borrowed under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements in which the Borrowers have a beneficial interest.

As part of the Loan Agreement, the Borrowers are required to comply with certain financial covenants, including, a minimum debt coverage ratio, a tangible net worth covenant, a leverage ratio and a minimum liquidity covenant. The Borrowers are in compliance with these covenants at December 31, 2006. The Loan Agreement prohibits the Borrowers from declaring or paying any distribution to investors if such a payment would cause the Borrowers to become non-compliant with the financial covenants in the Loan Agreement.

In addition, on August 31, 2005, the Borrowers entered into a Contribution Agreement (the "Contribution Agreement") pursuant to which the Borrowers agreed to certain restrictions on the amounts and terms of their respective borrowings under the Facility in order to minimize the risk that a Borrower would be unable to repay its portion of the outstanding obligations under the Facility at any time. These restrictions include, but are not limited to, borrowing in excess of the lesser of (a) an amount each Borrower could reasonably expect to repay in one year from its projected free cash flow, or (b) the greater of (i) the borrowing base, as defined in the Loan Agreement, as applied to such and (ii) 50% of the net worth of such Borrower. The Contribution Agreement also provides that, in the event a Borrower pays an amount under the Contribution Agreement in excess of its share of the total obligations under the Facility, whether by reason of an event of default or otherwise, the other Borrowers will immediately make a contribution payment to such Borrower and in such amount that the aggregate amount paid by each Borrower reflects its allocable share of the aggregate obligations under the Facility. The Borrowers' obligations to each other under the Contribution Agreement are collateralized by a subordinate lien on the assets of each Borrower. The Borrowers are in compliance with the Contribution Agreement at December 31, 2006 and no amounts are due to or payable by the LLC under the Contribution Agreement.

On September 7, 2005, certain of the Borrowers were advanced approximately $10,200,000 under the Facility, which amount was used to completely repay all of the outstanding indebtedness incurred by certain of the Borrowers and their affiliates under a line of credit agreement they had with Comerica Bank.

The line of credit with Comerica Bank was subsequently terminated and the Borrowers entered into the new line of credit agreement with California Bank & Trust.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(9) Revolving Loan Facility - Recourse - continued

On December 26, 2006, the Borrowers entered into a Loan Modification Agreement (the “Loan Modification”) to the Loan Agreement. The changes to the Loan Agreement included, but are not limited to, an extension of the Facility from August 31, 2007 to September 30, 2008 and the lowering of (i) the interest rate for advances under the Facility from the Lender’s prime rate plus 0.25% to the Lender’s prime rate and (ii) the interest rate on the five separate advances that are permitted to be made under the Facility at the rate at which United States dollar deposits can be acquired by the Lender in the London Interbank Eorocurrency Market (the “LIBOR Rate”) plus 2.75% per year to the LIBOR Rate plus 2.5% per year. In addition, pursuant to the terms of the Loan Modification, the Borrowers no longer have to maintain a cash reserve. The interest rate at December 31, 2006 was 8.25%.

Aggregate borrowings by all Borrowers under the Facility amounted to $3,125,000 at December 31, 2006. The LLC currently has no borrowings under the Facility.

(10) Transactions with Related Parties

The LLC has entered into certain agreements with its Manager and ICON Securities, whereby the LLC pays certain fees and reimbursements to these parties. The Manager is entitled to receive 3.5% on capital raised up to $50,000,000, 2.5% of capital raised between $50,000,001 to $100,000,000 and 1.5% of capital raised over $100,000,000. ICON Securities is entitled to receive a 2% underwriting fee from the gross proceeds from sales of shares to the additional members.

In accordance with the terms of these agreements, the LLC pays or paid the Manager (i) management fees ranging from 1% to 7% based on a percentage of the rentals recognized either directly by the LLC or through its joint ventures, and (ii) acquisition fees, through the end of the operating period, of 3% of the gross value of the LLC’s acquisition transactions. In addition, the Manager is reimbursed for administrative expenses incurred in connection with the LLC’s operations. The Manager has assigned its rights and obligations to provide the LLC with administrative services and collect reimbursement for those services relating to the Leasing Portfolio to the Manager’s Canadian affiliate, ICON Funding ULC, pursuant to a management agreement between the Manager and ICON Funding ULC.

The Manager performs certain services relating to the management of the LLC’s equipment leasing activities. Such services include the collection of lease payments from the lessees of the equipment, re-leasing services in connection with equipment which is off-lease, inspections of the equipment, liaison with and general supervision of lessees to assure that the equipment is being properly operated and maintained, monitoring performance by the lessees of their obligations under the leases and the payment of operating expenses.

Administrative expense reimbursements are costs incurred by the Manager or its affiliates and are necessary to the LLC’s operations.  These costs include the Manager’s and its affiliates legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the LLC based upon the percentage of time such personnel dedicate to the LLC.  Excluded are salaries and related costs, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Manager.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(10) Transactions with Related Parties - continued

The Manager also has a 1% interest in the LLC’s profits, losses, cash distributions and liquidation proceeds. The LLC paid or accrued distributions to the Manager of $167,738 and $25,834 for the year ended December 31, 2006 and for the period from May 6, 2005 (Commencement of Operations) through December 31, 2005, respectively. Additionally, the Manager’s interest in the LLC’s net loss was $46,966 and $4,042 for the year ended December 31, 2006 and for the period from May 6, 2005 (Commencement of Operations) through December 31, 2005, respectively.

Fees and other expenses paid or accrued by the LLC to the Manager or its affiliates for the year ended December 31, 2006 and for the period from May 6, 2005 (Commencement of Operations) through December 31, 2005, are as follows:

				For the Period
				from May 6, 2005
				(Commencement of
			Year Ended	Operations) through
			December 31,	December 31,
Entity	Capacity	Description	2006	2005
ICON Capital Corp.	Manager	Organization and
		offering expenses (1)	$2,776,771	$3,106,481
ICON Securities Corp.	Managing broker-dealer	Underwriting fees (1)	$3,702,362	$2,141,975
ICON Capital Corp.	Manager	Acquisition fees (2)	$15,915,968	$2,398,346
ICON Capital Corp.	Manager	Management fees (3)	$4,076,873	$-
ICON Capital Corp. and affiliate	Manager	Administrative fees (3)	$5,877,044	$1,082,658

(1) Amount charged directly to members' equity.
(2) Amount capitalized and amortized to operations.
(3) Amount charged directly to operations.

At December 31, 2006, the LLC had a net payable due to its Manager and affiliates of $515,119. The significant components are as follows: the Manager was due $545,823 that is comprised of $241,068 of acquisition fees, $239,450 of accrued administrative expense reimbursements, $24,747 of management fees and $40,558 of organization and offering expenses. ICON Securities was due $54,078 for underwriting fees. Additionally, the Manager owes the LLC $67,864 which represents deposit balances, net of expenses, paid to the Manager on the LLC’s behalf.

From January 1, 2007 to February 28, 2007, the LLC has raised an additional $33,729,524 of capital contributions. During this time period, the LLC has paid or accrued organization and offering expenses to the Manager of $506,693 and underwriting fees to ICON Securities of $675,590.

(11) Lease Program

The LLC has a program (the “Program”), in which lessees may participate, that streamlines the process of ordering, accepting and leasing equipment under the lessee’s master lease agreement (the “Master Lease Agreement”) for information technology equipment.  The Program allows lessees to periodically and systematically order equipment either directly from the manufacturer or from the LLC, which acts as a reseller and procures equipment for the lessee, to meet their current equipment requirements without having to negotiate a new lease agreement with the LLC.  In order to participate in the Program, lessees must meet certain credit requirements, as defined in the form agreement governing the terms of the Program (the “Program Agreement”), and may not be in default under the Program Agreement or the Master Lease Agreement.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(11) Lease Program - continued

In advance of each calendar quarter, the LLC notifies the Program participants of the estimated cost of new equipment purchases available for that participant during the coming quarter as well as the monthly rental payment that will be applied to each piece of equipment purchased. At December 31, 2006, the LLC had approved approximately $34,782,000 for equipment purchases during the next quarter with lease terms commencing on or before March 1, 2007, of which approximately $16,700,000 was for U.S. lessees, approximately $8,284,000 was for Canadian lessees and approximately $9,798,000 was for United Kingdom lessees.

(12) Fair Value of Financial Instruments

Fair value information with respect to the LLC's leased assets and liabilities is not separately provided since (i) SFAS No. 107, “Disclosures About Fair Values of Financial Instruments,” does not require fair value disclosures of lease arrangements and (ii) the carrying value of financial assets, other than lease related investments, and the recorded value of recourse notes payable approximates fair value due to their short-term maturities and variable interest rates. The estimated fair value of the LLC’s mortgage notes receivable, leasing payables, and non-recourse debt, estimated based upon the interest rate available from the LLC’s recourse lender at December 31, 2006 was as follows:

	Carrying Amount	Fair Value

Mortgage notes receivable	$12,932,924	$7,322,000

Leasing payables and other lease liabilities	$12,881,369	$7,025,000

Notes payable - non-recourse	$260,926,942	$224,464,000

(13) Concentrations

At times, the LLC's cash and cash equivalents may exceed insured limits. The LLC has placed these funds in high quality institutions in order to minimize the risk.

For the year ended December 31, 2006, the LLC had two lessees that accounted for approximately 32% of rental and finance income. The LLC has a concentration in marine vessels. No other lessees accounted for more than 10% of rental and finance income.

(14) Income Taxes

Certain of the LLC’s direct and indirect wholly-owned subsidiaries are unlimited liability companies under the laws of Canada and are taxed as corporations in Canada. The LLC has other indirect wholly-owned subsidiaries that are taxed as corporations in Barbados.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(14) Income Taxes - continued

The components of the provision (benefit) for income taxes for the year ended December 31, 2006 are as follows:

Current:
Foreign national and provincial taxes	$2,709,662

Deferred:
Foreign national and provincial taxes	(2,631,794)

Provision for income taxes	$77,868

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the balances for income tax purposes. The significant components of the LLC’s deferred tax assets at December 31, 2006 are as follows:

Deferred tax assets:
Investments in operating leases	$25,810,931

Deferred tax liabilities:
Investments in finance leases	(23,256,477)

Net deferred tax assets	$2,554,454

Reconciliations from the provision for income taxes at the U.S. federal statutory tax rate to the effective tax rate for the provision for income taxes are as follows:

U.S. Federal statutory income tax rate	35.0%
Rate benefit for U.S. partnership operations	(35.0)
Foreign taxes	1.7%

1.7%

Partnership Income Tax Information (Unaudited)

At December 31, 2006 and 2005 the members’ equity for financial statement reporting purposes totaled $232,896,485 and $90,255,266, respectively. The members’ equity for Federal income tax reporting purposes at December 31, 2006 and 2005 totaled $299,440,646 and $104,079,738, respectively. The difference arises primarily from sales and offering expenses reported as a reduction in the additional members capital accounts for financial reporting purposes but not for Federal income tax reporting purposes and differences in depreciation and amortization between financial reporting purposes and Federal income tax purposes.

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(14) Income Taxes - continued

The following table reconciles net loss for financial statement reporting purposes to the net income for Federal income tax purposes for the year ended December 31, 2006 and for the period from May 6, 2005 (Commencement of Operations) through December 31, 2005, as follows:

	2006	2005
Net loss per consolidated financial statements	$(4,696,606)	$(404,201)

Depreciation, amortization and impairments	12,841,270	-
Rental income	22,963,279	-
Deferred rental income	8,404,745	-
Finance income	(3,707,855)
Loss on sale of equipment	(6,125,959)	-
Other items	(3,958,057)	-

Net income (loss) for Federal income tax purposes	$25,720,817	$(404,201)

There were no differences in the net loss for financial statement reporting purposes to the net loss for Federal income tax purposes for the period ended December 31, 2005.

(15) Share Redemptions

The Manager consented to the LLC redeeming 53 member shares for the year ended December 31, 2006. The redemption amounts are calculated according to a specified redemption formula that is calculated pursuant to the LLC Agreement. Redeemed shares have no voting rights and do not share in distributions. The LLC Agreement limits the number of shares which can be redeemed in any one year and redeemed shares may not be reissued. Redeemed member shares are accounted for as a reduction of members' equity.

(16) Geographic Information

Geographic information for revenue, based on the country of origin, and long-lived assets, which include finance leases, operating leases, net of accumulated depreciation, and investments in joint ventures are as follows at December 31, 2006:

	United		United
	States	Canada	Kingdom	Vessels (a)	Total
Revenue:
Rental income	$22,353,456	$19,901,319	$294,918	$21,510,519	$64,060,212
Finance income	1,456,723	2,251,132	-	-	3,707,855
Income from investments in joint ventures	186,844	-	150,954	-	337,798

	$23,997,023	$22,152,451	$445,872	$21,510,519	$68,105,865

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(16) Geographic Information - continued

	United		United
	States	Canada	Kingdom	Vessels (a)	Total
Long-lived assets:
Investments in finance leases:
Minimum rents receivable	$30,488,839	$69,911,972	$-	$-	$100,400,811
Estimated unguaranteed residual values	1,206,884	4,628,064	-	-	5,834,948
Initial direct costs, net	823,073	3,138,614	-	-	3,961,687
Unearned income	(3,682,413)	(11,620,306)	-	-	(15,302,719)

	$28,836,383	$66,058,344	$-	$-	$94,894,727

Investments in operating leases, net	$61,442,137	$33,081,288	$2,256,490	$240,286,456	$337,066,371
Investments in joint ventures	$1,789,605	$-	$10,016,129	$-	$11,805,734
Equipment held for sale or lease	$1,199,041	$1,433,125	$45,951	$-	$2,678,117
Mortgage notes receivable	$-	$12,932,924	$-	$-	$12,932,924

(a) The LLC's vessels are chartered to two separate companies : four vessels are chartered to ZIM and four vessels are chartered to Top Tankers. When the LLC charters a vessel to a Charterer, the Charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impractical.

In 2005 we did not enter into any equipment leases. Our long-lived assets, which were comprised of investments in joint ventures, were all located in the United States.

(17) Selected Quarterly Financial Data (Unaudited)

The following table is a summary of selected financial data, by quarter, for the year ended December 31, 2006 and for the period from May 6, 2005 (Commencement of Operations) through December 31, 2005:

	Quarters Ended in 2006
	March 31,	June 30,	September 30,	December 31,
Total revenue	$5,338,018	$16,608,196	$24,698,883	$25,251,949
Net income (loss) allocable to
additional members	$610,165	$218,936	$(3,895,979)	$(1,582,762)
Net income (loss) per
weighted average additional
member share outstanding	$4.74	$1.25	$(17.79)	$(5.94)

ICON Leasing Fund Eleven, LLC
(A Delaware Limited Liability Company)
Notes To Financial Statements
December 31, 2006 and 2005

(17) Selected Quarterly Financial Data (Unaudited) - continued

	Quarters Ended in 2005 (1)
	March 31,	June 30,	September 30,	December 31,
Total revenue	$-	$2,296	$186,358	$573,104
Net loss allocable to
additional members	$-	$(118,867)	$(245,219)	$(40,115)
Net loss per
weighted average additional
member share outstanding	$-	$(10.65)	$(5.56)	$(0.26)

(1) The LLC's date of inception was December 2, 2004, but operations did not commence until May 6,
2005, its initial closing date.

(18) Subsequent Events

Heavy Press Equipment

On March 30, 2007, the LLC, through its newly formed wholly-owned subsidiary, ICON French Equipment I, LLC (“ICON Heuliez”), entered into a purchase and sale agreement (the “Agreement”) with Heuliez SA (“HSA”) and Heuliez Investissements SNC (“Heuliez”) to purchase certain heavy press equipment from Heuliez.  The purchase price for the equipment is approximately $6,753,000 (€9,000,000).  In connection with the Agreement, ICON Heuliez agreed to lease back the equipment to HSA and Heuliez, respectively, for an initial term of 60 months with the option at the expiration of the base term of purchasing or returning the equipment or renewing the terms of the lease at the fair market renewal value.  The leases provide for payments of approximately $79,000 (€105,000) and approximately $56,000 (€75,000) per month, respectively.

Product Tankers

On March 29, 2007, the LLC, through its newly formed wholly-owned subsidiaries, ICON Senang, LLC and ICON Sebarok, LLC (the "Purchasers"), entered into agreements with subsidiaries of Teekay Shipping Corp. ("Teekay") to acquire two Aframax 95,649 DWT product tankers - the Senang Spirit and the Sebarok Spirit (collectively, the "Vessels") - for an aggregate purchase price of $88,000,000. Simultaneously with the closing of the purchase of the Vessels, the Vessels will be bareboat chartered back to Teekay for a term of five years.

Special Distribution

The LLC, will make a one-time, special distribution of approximately $5,770,000 to the members who held member shares as of December 31, 2006 (the "Special Distribution").  The Special Distribution, which will be paid on April 6, 2007, will be made to each member based on such member's pro rata portion of the total amount of distributions that the members were entitled to receive in 2006.

F-30